SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 21, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES THAT SAM JONAH MOVES TO NON-EXECUTIVE BOARD
POSITION AT ANGLOGOLD ASHANTI



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA47.05

21 June 2005

SAM JONAH MOVES TO NON-EXECUTIVE BOARD POSITION AT ANGLOGOLD ASHANTI

Sam Jonah has indicated that he wishes to move to a non-executive role on the Board of AngloGold Ashanti in order to have more time with his family and to enable him to pursue interests outside AngloGold Ashanti. He has agreed to remain an office bearer of the Company and will retain the title President, but will exercise this role as a non-executive director. This move will become effective from 31 July 2005.

AngloGold Ashanti Chairman, Russell Edey, commented: "I regret that we will have less of Sam's time but thoroughly respect his reasons for wishing to make this move. I am pleased that he will remain an office bearer of the Company and will continue to be part of the collective leadership of AngloGold Ashanti."

Dr Jonah said, "I am delighted that the integration of Ashanti and AngloGold has gone very well, which I attribute largely to the excellent relationship I have with Bobby Godsell. I look forward to my continuing role in AngloGold Ashanti, now in a non-executive capacity."

ends

Queries

	Tel:	Mobile	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   JUNE 21, 2005   By: /s/ C R Bull

                                                        Name: C R Bull
                                                        Title: Company Secretary